KENNEDY LEWIS CAPITAL MARKETS LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management, LLC)

Financial Statements and Supplemental Schedules
And
Report of Independent Registered Public Accounting Firm

As of and from the Period October 10th, (Commencement of operations as a broker dealer) 2024 through December 31, 2025

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71025

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/10/2024__ AND ENDING __12/31/2025__
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __KENNEDY LEWIS CAPITAL MARKETS LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__225 LIBERTY STREET, 42ND FLOOR__
(No. and Street)

__NEW YORK__	__NY__	__10281__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	2127514422	proche@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Demarco Scciacotta Wilkens & Dunleavy, LLP__
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods CT, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

　　　　　　　　　　　　　　　　　　　5376

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Miesner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KENNEDY LEWIS CAPITAL MARKETS LLC _____, as of December 31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Gregory Miesner

Title:

CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Kennedy Lewis Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kennedy Lewis Capital Markets, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the period from October 10, 2024 to December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kennedy Lewis Capital Markets, LLC as of December 31, 2025, and the results of its operations and its cash flows for the period from October 10, 2024 to December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kennedy Lewis Capital Markets, LLC's auditor since 2025.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 16, 2026

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	367,568
Prepaid expenses and other current assets		6,181
Total assets	$	373,749
Liabilities and member's equity		
Accounts payable and accrued expenses		62,273
Due to parent		17,563
Total liabilities	$	79,836
Equity		
Member's Equity		293,913
Total liabilities and member's equity	$	373,749

The accompanying notes are an integral part of these financial statements.

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Statement of Operations
For the period from October 10th, 2024 (Commencement of operations as a broker dealer) through December 31, 2025

Revenue

Advisory services	$	219,298
Total revenue		219,298

Expense

Compensation and benefits	182,992
Professional services	339,088
Occupancy	80,145
Information technology and communication	57,247
Regulatory fees	7,872
Travel and entertainment	4,240
Other	978
Total expenses	672,562
Net loss	$ (453,264)

The accompanying notes are an integral part of these financial statements.

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Statement of Changes in Member's Equity
For the period from October 10th, 2024 (Commencement of operations as a broker dealer) through December 31, 2025

Balance, October 10th, 2024	$	401,177
Capital contributions		346,000
Net loss		(453,264)
Balance, December 31, 2025	$	293,913

The accompanying notes are an integral part of these financial statements.

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Statement of Cash Flows
For the period from October 10th, 2024 (Commencement of operations as a broker dealer) through December 31, 2025

Cash flows from operating activities		
Net loss	$	(453,264)
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets		(5,004)
Due to parent		22,563
Accounts payable and accrued expenses		62,273
Net cash used in operating activities		(373,432)
Net cash flows from financing activities		
Capital contributions		346,000
Net increase in cash		(27,432)
Cash at beginning of period		395,000
Cash at end of period	$	367,568

The accompanying notes are an integral part of these financial statements.

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Notes to the Financial Statements
December 31, 2025

1. **Organization and Nature of Business**

   Kennedy Lewis Capital Markets LLC (the "Company") was incorporated in the state of Delaware on July 25, 2022. The Company is wholly-owned by Kennedy Lewis Investment Management LLC. (the "Parent"). The Company's principal operation is to assist clients in private placement activity and mergers and acquisitions. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective October 10, 2024 (Commencement of Operations).

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

   Use of Estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

   Revenue Recognition

   There were no contract assets, or contract liabilities as of December 31, 2025. Interest income is scoped out of revenue from contracts with customers "ASC 606".

   These standards provide guidance on recognizing revenue, including a five-step method to determine when revenue recognition is appropriate. Accordingly, the Company follows these steps in recognizing revenue from its contracts with customers:

   Step 1: Identify the contract with the customer
   Step 2: Identify the performance obligations in the contract
   Step 3: Determine the transaction price
   Step 4: Allocate the transaction price to the performance obligations
   Step 5: Recognize revenue as the Company satisfies a performance obligation

   Placement Fees

   The Company records placement fees in accordance with the terms of the service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue from placement transactions as there are no significant actions that the Company needs to take subsequent to this date and the issuer obtains the benefit of transaction at that point. However, for certain contracts, revenue may be recognized over time for arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Notes to the Financial Statements
December 31, 2025

2.   Summary of Significant Accounting Policies (continued)

Retainers

For advisory arrangements where performance obligations are provided and consumed simultaneously, revenue is recognized over time (typically monthly). These retainers are generally non-refundable and relate to ongoing advisory services. Once the service period for a billed retainer has passed, the performance obligation is considered satisfied, and no further obligations remain regarding that specific fee.

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Mergers and Acquisitions

Success fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled.

Allowance for Credit Losses

The Company follows ASC Topic 326, "Financial Instruments – Credit Losses" ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

Mergers and Acquisitions and Placement Fees (Success Fees): These are generally contingent upon the successful closing of a transaction. The credit risk is considered minimal during the advisory phase as no receivable is recognized until the transaction closes. Upon closing, the Company evaluates the creditworthiness of the counterparty (often the issuer or surviving entity) and the specific settlement terms of the transaction.

Retainer Fees: These are typically billed periodically (e.g., monthly) for ongoing advisory services. Credit risk for retainers is managed through active monitoring of the client's payment history and the duration of the engagement.

For the period from October 10, 2024 to December 31, 2025, the Company has no credit loss expense.

2.   **Summary of Significant Accounting Policies (continued)**

Cash

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company considers money market accounts and money market funds to be cash equivalents. The Company does not have any cash equivalents.

The Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Company has significant cash balances at one financial institution which throughout the period could regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

3.   **Regulatory Net Capital Requirement**

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 15 to 1. At December 31, 2025, the Company's net capital was $287,732 which was $187,732 above its minimum requirement of $100,000.

4.   **Segment reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, underwriter or selling group participant and private placement. The Company has identified its Chief Executive Officer ("CEO") as its decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

5.   Related Parties

The Parent provides all personnel, facilities, and certain administrative and support services to the Company. The Parent is the legal obligor under the office lease and employs all personnel who perform services on behalf of the Company.

Allocated Expenses

The Parent pays all compensation and benefits, payroll taxes and payroll processing fees, occupancy costs (including rent), information technology and communication services, market data, insurance, and administrative support costs and allocates a portion of such costs to the Company. Allocations are based on management's estimate of the Company's usage of such resources, including the proportion of employee time devoted to the Company's operations and the estimated portion of office space and shared services utilized. Management believes the allocation methodology is reasonable.

The Company recognized $292,406 of allocated expenses for the period from October 10, 2024 through December 31, 2025. These amounts are included in the respective expense line items in the accompanying Statement of Operations.

Due to Parent

Amounts allocated but not yet reimbursed to the Parent totaled $17,563 at December 31, 2025, and are reflected as "Due to Parent" in the Statement of Financial Condition.

No Legal Obligation for Underlying Contracts

The Company is not the legal obligor for the office lease, payroll obligations, or other vendor arrangements under which the Parent makes payments. The Company's obligation is limited to reimbursing the Parent for the allocated amounts described above.

6.   Customer Concentration

All of the Company's revenue for the period from October 10, 2024 through December 31, 2025 was generated from one customer, which accounted for 100% of total revenues during the period. As a result, the Company was economically dependent on this customer for its operating revenue during the period.

Management does not expect this customer to be a recurring client in future periods and intends to generate revenue from multiple clients going forward. Accordingly, the revenue concentration noted above reflects the Company's early-stage operations rather than an ongoing business dependency.

7.   **Income taxes**

The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period from October 10, 2024 through December 31, 2025 , management has determined that there are no material uncertain income tax positions for the Company.

8.   **Subsequent Events**

No other events or transactions were noted which require recognition or disclosure in these financial statements as of March 16, 2026.

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Schedule I – Computation of Net Capital under SEC Rule 15c3-1
As of December 31, 2025

Computation of net capital

Member's Equity	$	293,913
Less: Nonallowable assets		
Other assets		6,181
Total deductions and/or charges		6,181
Net capital	$	287,732
Aggregated Indebtedness	$	79,836
Computed minimum net capital required (6.67% of aggregate Indebtedness)	$	5,325
Minimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital	$	187,732

Percentage of aggregated indebtedness to net capital	$	79,836	
	$	287,732	
			28%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed unaudited FORM X-17A-5, Part II-A filing as of December 31, 2025.

See report of independent registered public accounting firm.

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Schedule II – Computation of Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2025

The Company's business activities are covered by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Kennedy Lewis Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Kennedy Lewis Capital Markets, LLC did not claim an exemption under paragraph (k) of 17 CFR section 240.15c3-3 and (2) Kennedy Lewis Capital Markets, LLC, is filing this Exemption Report relying on Footnote 74 of the Securities and Exchange Commission (SEC) Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits it business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 (3) private placements of securities and (4) wholesaler/distributor services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from October 10, 2024 to December 31, 2025 without exception.

Kennedy Lewis Capital Markets, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kennedy Lewis Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R 240 17a-5, and related SEC Staff Frequently Asked Questions.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 16, 2026

Kennedy Lewis Capital Markets LLC
(A Wholly-Owned Subsidiary of Kennedy Lewis Investment Management LLC)
Exemption Report
For the period from October 10th, 2024 (Commencement of operations as a broker dealer) through December 31, 2025

Kennedy Lewis Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
 (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and (3) Private placements of securities (4) Wholesaler/Distributor services.
The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers. throughout the period from October 10th, 2024 (commencement of operations as a broker dealer) through December 31, 2025 without exception.

Kennedy Lewis Capital Markets, LLC.

I, Greg Miesner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Gregory Miesner
_____

Chief Executive Officer